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                   VAN KAMPEN FLORIDA QUALITY MUNICIPAL TRUST

                               CUSIP - 920-921-202

                        NOTICE OF PROPOSED REORGANIZATION



         NOTICE IS HEREBY GIVEN that VAN KAMPEN FLORIDA QUALITY MUNICIPAL TRUST ("Florida Quality Municipal Trust") is scheduled to reorganize into VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS (the "Acquiring Fund") after the close of business on October 28, 2005.

         The Acquiring Fund currently has one series of auction preferred shares ("APS"). After the reorganization is completed, the Acquiring Fund will have two series of APS: (i) the Acquiring Fund's existing APS will comprise Series A APS and (ii) the Acquiring Fund will issue a new series of APS ("Acquiring Fund Series B APS") in exchange for Florida Quality Municipal Trust's existing auction preferred shares ("Florida Quality Municipal Trust APS"). The number of days in the regular dividend period for Acquiring Fund Series B APS will remain the same as the existing Florida Quality Municipal Trust APS (i.e., an auction for Acquiring Fund Series B APS will occur every twenty-eight days, unless the Acquiring Fund declares a special dividend period).

         The previous auction for Florida Quality Municipal Trust APS occurred on October 5, 2005. On October 28, 2005, holders of Florida Quality Municipal Trust APS will receive a dividend representing the twenty-three day period from October 6, 2005 through October 28, 2005. The initial dividend rate for the Acquiring Fund Series B APS will be the rate as determined at the October 5, 2005 auction for Florida Quality Municipal Trust APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series B APS, which is expected to be on November 2, 2005 (i.e., 28 days after October 5, 2005).

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the Securities and Exchange Commission's web site at www.sec.gov.



                                      VAN KAMPEN FLORIDA QUALITY MUNICIPAL TRUST


Dated:  October 21, 2005              By:  /s/ PHILLIP G. GOFF
                                         ---------------------
                                               Phillip G. Goff
                                               Chief Financial Officer and
                                               Treasurer